UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           SCHEDULE 13D

             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (Amendment No. 1)

                    The Titan Corporation
                       (Name of Issuer)

                         Common Stock
                 Title of Class of Securities

                          888266103
                       (CUSIP Number)

                      Mr. Jack D. Witt
                    120 South Newport Dr.
                      Napa, CA 94559
                      (707) 256-3380

         (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                       June 30, 1997

   (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D
CUSIP No.  888266103                                   Page 2 of 6 Pages
________________________________________________________________________
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1          Mr. Jack D. Witt      Social Security Number:  ###-##-####
________________________________________________________________________
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2     (a) [_]
     (b) [_]
________________________________________________________________________
SEC USE ONLY
3
________________________________________________________________________
SOURCE OF FUNDS*
4                              OO
________________________________________________________________________
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
5     [_]
________________________________________________________________________
CITIZENSHIP OR PLACE OF ORGANIZATION
6                       United States
________________________________________________________________________
NUMBER OF               SOLE VOTING POWER
                        7          1,195,417
SHARES                  ________________________________________________
                        SHARED VOTING POWER
BENEFICIALLY            8          0
                        ________________________________________________
OWNED BY                SOLE DISPOSITIVE POWER
                        9          1,195,417
EACH                    ________________________________________________
                        SHARED DISPOSITIVE POWER
PERSON                  10          0

WITH
________________________________________________________________________
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11                              1,195,417
________________________________________________________________________
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                              [_]
________________________________________________________________________
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13                              7.28%
________________________________________________________________________
TYPE OF REPORTING PERSON*
14                               IN
________________________________________________________________________

              Amendment No. 1 to Statement on Schedule 13D

This amended statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Shares"), of The Titan Corporation (the
"Company"). Items 2 and 5 of this statement, previously filed by Mr. Jack D. Witt (the "Reporting Person"), are hereby amended as set forth below.

Item 2.     Identity and Background.
            ------------------------
            Name:                    Jack D. Witt
            Address:                 120 South Newport Dr.
                                     Napa, California 94559

            Principal Occupation:    Consultant

            Citizenship:             U.S.

Mr. Witt has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Nor has Mr. Witt, during the last five years, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.     Interest in Securities of the Issuer.
            -------------------------------------

Mr. Witt is the sole beneficial owner of 1,195,417 shares of Titan Common Stock, which includes 333,333 shares of Titan Common Stock which Mr. Witt may acquire through conversion of the 500,000 shares of Titan Series B Preferred Stock also owned by Mr. Witt. Such shares of Series B Preferred Stock are convertible into 333,333 shares of Titan Common Stock from November 24, 1996 through November 24, 1997. Mr. Witt has sole voting and investment power with respect to all such shares; provided, however, that pursuant to a Stockholder's Agreement entered into between Witt and Titan in connection with the Acquisition, Witt has agreed for a period of two years to vote all shares of Titan Common Stock and Series B Preferred Stock in proportion to the vote of the other outstanding voting securities of Titan in respect of each proposal submitted for a stockholder vote.

During the last 60 days Mr. Witt has disposed of 173,500 shares of Titan Common Stock through open market transactions on the New York Stock Exchange. The following table sets forth all transactions Mr. Witt has conducted during the last 60 days.

Date               Activity          Quantity
6/2/97               Sale               20,000
6/3/97               Sale               16,500
6/5/97               Sale               14,500
6/5/97               Sale                3,500
6/6/97               Sale               18,000
6/6/97               Sale                2,000
6/10/97              Sale               20,000
6/11/97              Sale               11,500
6/17/97              Sale               20,000
6/18/97              Sale               20,000
6/19/97              Sale                7,500
6/25/97              Sale                2,700
6/26/97              Sale                6,400
6/26/97              Sale                1,000
6/27/97              Sale                7,500
6/30/97              Sale                2,400

Total                                  173,500

                               SIGNATURE
                               ----------
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 1997


                                        By:          /s/
                                           -----------------------
                                             Jack D. Witt